Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2020 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 19, 2020 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2020 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held virtually on Thursday, June 18, 2020.  At the Annual Meeting, the shareholders voted to elect Jeremy Kramer as Class I Director for a term of three years and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure  to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager – Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com